INVEST IN **YELLOWPAY**

Revolutionary payment solution for the construction industry


The Klarna of Offline Construction Payments
yellowpay

getyellowpay.com   Los Angeles CA

Software | Technology | SaaS | B2B | Banking

LEAD INVESTOR

Bendik Mjaaland

Yellowpay has a formidable business case, cash positive from day one. It might be one of the best I've seen, and I've been around pretty much since the 80's. The CEO has built a strong team locally, which is one of the things I always look for. The CEO has a proven history of successful business startups in Europe, and now for his second time in the US. I am comitted to follow his action and I am sure he will make this a very profitable journey for me and all other investors.

Invested $40,000 this round

Highlights

1. 🤝 $150M in signed credit agreements over next 12 months (not guaranteed)
2. 🚀 Platform is already benefiting from network effect and viral growth
3. 🎯 Disrupting $296 billion construction materials market
4. 📈 Signed agreements projected to grow to $1 billion by 2026 (not guaranteed)
5. 💡 Providing liquidity to companies in massive construction market by offering flexible payments

5. 💡 Providing liquidity to companies in massive construction market by offering flexible payments

6. 🏆Fast and flexible invoice payment solution tailored for contractors and their material suppliers

Our Team



Rune Skog CEO

Highly experienced entrepreneur, 2 successfull startups | MS/BS from UCSD | Extensive experience from the construction industry

Payment for offline purchases for construction industry is broken, with complex and lengthy processes for paying invoices and lack of payment terms. We like to help construction companies and material suppliers grow by giving them an easy way to pay invoices and access to credit.



Bjornar Skog CTO

Solid CTO with 20+ years of experience | Managed teams of 5-20 people | Highly experienced developer



Nathan Kannady Chief Commercial Officer

Solid CCO with 12 years of Sales manager experience | Managed teams of 5-30 sales people | Extensive experience from the construction and credit industry



Jason Kannady Director of fulfillment

14 years of experience as a controller in the construction space, responsible for all financial operations including underwriting and credit checks.

The Problem: 👔 Vendors like to get paid upfront, while customers like to pay later.

With decades of experience in the construction industry, we know that access to capital is the most crucial tool in the building construction business.

Yet, 67% of all construction companies pay for building materials before getting paid by customers – a huge barrier to growth.


yellowpay
THE PROBLEM
67%
of construction companies pay for building materials before getting paid by customers.
This cash-flow issue hampers their growth.

🚀 YellowPay is the Solution

Yellowpay is a FinTech company disrupting the invoice payments for the construction materials market worth $296 billion.

Yellowpay was built to give small and medium-sized construction businesses and

vendors a fast and flexible payment solution in an industry where people still prefer paying offline. We empower these businesses to bloom by offering access to working capital thanks to our unique payment system, with 120 days repayment terms.

WE ARE THE KLARNA OF OFFLINE CONSTRUCTION PAYMENTS.


yellowpay
TESTIMONIAL
"Yellowpay helps me speed up the process of payment delivery and offers the possibility to delay a material payment for up to 120 days. This helps us to take on more jobs without waiting for customers to pay"
- Brenda Acord, Joico Construction

🎯 Simple yet the very-effective business model

💵 Yellowpay makes money on each transaction completed. The amount we earn depends on the payment method used.


Buy Now , Pay Later
30%
Average APR*
6%
APR* on line of credit
24%
Spread


yellowpay
BUSINESS MODEL
We make money depending upon the payment method used
ACH PAYMENT
Free
Pay invoice from bank account
Instant Payment
CREDIT CARD
2.9% fee
Pay invoice with credit card
Instant Payment
BUY NOW, PAY LATER
APR of 26.2-48% fee
Pay invoice with credit from yellowpay
Pay up to 120 days later

Think of us as the Klarna of offline payments in the construction industry.

These lengthy repayment terms bridge the gap between when a business pays for building materials and when they get paid by their customer and gives them the confidence to take on more projects, generate more business, and enjoy more success.

🎯 How we're doing it better than the others:

OUR DIFFERENTIATING FACTOR:
WE CUT UNDERWRITING TO MINUTES

Our cutting-edge tech makes things happen quicker than our competitors. We don't leave our customers in the dark. Here's how the Yellowpay system works.


yellowpay
UNDERWRITING
Our cutting edge technology completes underwriting in 24 hours
Integrate with customers bank account, and retrieve 2 years of transaction data
Integrate with Dun & Brandstreet to retrieve business data and credit score
Credit check of the customer and the building project where the materials are being installed.

🎉 We serve both newly-founded construction businesses and large established companies, helping contractors to win more bids and GROW.

🚀 Our Traction is unheard of.

TRACTION:
6-12X OF INDUSTRY AVERAGE


yellowpay
DEMAND
Potential Deals:


million
We saw huge pre-launch demand with the potential for deals to rise to $500 million annually in the next three years.

We have already signed agreements with vendors and construction companies worth a potential $200 million in credit financing annually.

With large deals in the pipeline, it will likely grow to $1 Billion within the 4 years. (Forward-looking projections, not guaranteed).

This gives us a projected EBIT of $1.3 million in 2022, rising to $4.9 million in 2023, and $7 $11.7 million in 2024.

By 2026, we plan to finance $1 billion annually, which would result in an EBIT of 24.7 million. (Forward-looking projections, not guaranteed).

We aim to acquire funds to finance these deals through

- Equity funds raised through the Wefunder campaign
- Series A planned for closing by end of 2022
- Securing a line of credit with a financial institution by end of 2022
- 
Projected EBIT (in Millions, USD)
100
75
50
25
0
$1.3 Million
$4.9 Million
$11.8 Million
$18.2 Million
$24.7 Million
2022
2023
2024
2025
2026
FORWARD-LOOKING PROJECTIONS. NOT GUARANTEED.

In a $10 trillion SMB payment market, it's only natural that we run into competitors.

But Yellowpay has **several competitive advantages** that put us in a prime spot to achieve our goals:


yellowpay
Our system is easier to use compared to competitors, lowering the barrier of entry
Our rapid technology completes the underwriting process in minutes, not days


Competitive Advantages
PRIME SPOT TO ACHIEVE OUR GOALS
Our solution is built for offline purchases, with a focus on construction materials
Our credit approval is based on the project rather than a credit score. This enables growing companies to benefit from Yellowpay instead of other lenders who only look backwards.

🎯 Yellowpay launched in May 2022 and is currently on course to be fully operational by June/July 2022.

We are witnessing Viral Growth & Network Effect


yellowpay
We are seeing a huge network effect and viral growth. A vendor gets paid with our solution, his customer pays multiple other vendors, and some of those vendors implement our solution again
Customer
Vendor
NETWORK EFFECT

Even in our early days, we are already witnessing a huge network effect and viral growth. We are seeing that vendors will use our service to get paid, then their customers use the software to pay other suppliers, and those suppliers start using our service.

This is why we are now focusing on partnering with vendors who have many customers potentially using the payment solution.

Additionally, we are boosting user numbers through a referral system, as well as traditional content marketing and digital marketing.

📈 We're preparing for Series-A Funding

Today, you have the opportunity to invest in a company that offers an attractive payment solution to hundreds of thousands of small construction businesses. Our significant pre-launch demand has shown the potential of this system and its uptake within the industry.

We have a driven leadership team with decades of experience within the industry, who all have the ambition to grow Yellowpay into new industries in the future.

Note: We also have VCs and other investors in our parent company, Renovation

Group AS, that are benefitting from the ownership of both Yellowpay and the sister company, Yellowsack. Investors in the Wefunder raise will not see the same benefit.

With strong demand for our payment services, we are also currently working on a Series-A funding round which we hope to take place after the close of this Community Round, which we plan to close in the autumn, at a higher valuation.

Invest in Yellowpay Today.

Downloads

Yellowpay investor presentation.pdf